VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

July 11, 2017

Re: Hostess Brands, Inc.

Registration Statement on Form S-3 (Registration No. 333-219149)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hostess Brands, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-219149), so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on July 14, 2017, or as soon as practicable thereafter.

HOSTESS BRANDS, INC.

By: /s/ Thomas Peterson
Thomas Peterson
Executive Vice President, Chief Financial Officer